

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 23, 2008

Mr. John D. Thomas
Chief Executive Officer and Chief Financial Officer
Sportsnuts, Inc.
10757 South River Front Parkway
Suite 125
South Jordan, Utah 84095

>   **Re: Sportsnuts, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
>   **Filed April 2, 2007**
>   **Form 10-QSB for the Quarterly Period Ended September 30, 2007**
>   **Filed November 13, 2007**
>   **File No. 333-14477**

Dear Mr. Thomas:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        James Allegretto
                                        Senior Assistant Chief Accountant